
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 1)


                             KEYSTONE PROPERTY TRUST
                                (NAME OF ISSUER)


                                  COMMON SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                    493596100
                                 (CUSIP NUMBER)


                               MR. DAVID H. LESSER
                          HUDSON BAY PARTNERS II, L.P.
                                 237 PARK AVENUE
                                    SUITE 900
                            NEW YORK, NEW YORK 10017
                                 (212) 692-3622
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    COPY TO:

                            ROBERT E. KING, JR., ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                  212-878-8000

                                DECEMBER 29, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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


---------------------------------                                                    -------------------------------

CUSIP No. 493596100                                     13D/A                                 Page 2 of 6
          ---------
============ =======================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        HUDSON BAY PARTNERS II, L.P.
============ =======================================================================================================

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|
============ =======================================================================================================

    3.       SEC USE ONLY

============ =======================================================================================================

    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
============ =======================================================================================================

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                               |_|
============ =======================================================================================================

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
========================= ======= ==================================================================================

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================

                            8.    SHARED VOTING POWER

                                           0
                          ======= ==================================================================================

                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ======= ==================================================================================

                           10.    SHARED DISPOSITIVE POWER

                                           0
============ =======================================================================================================

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        0
============ =======================================================================================================

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               |-|
============ =======================================================================================================

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0
============ =======================================================================================================

    14.      TYPE OF REPORTING PERSON
                                        PN (1)
============ =======================================================================================================


(1) Mr. Lesser is President, sole director and sole shareholder of Hudson Bay
Partners, Inc., formerly the general partner of Hudson Bay Partners II, L.P., which was dissolved on December 29, 1999, and as a result of such affiliation, could have been deemed to have shared voting and dispositive power over the Shares which were previously owned by Hudson Bay Partners II, L.P.; however, Mr.
Lesser expressly disclaimed beneficial ownership of any Common Shares not directly owned by him.


                                       2

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

---------------------------------                                                    -------------------------------

CUSIP No. 493596100                                     13D/A                                 Page 3 of 6
          ---------
============ =======================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        DAVID H. LESSER - ###-##-####
============ =======================================================================================================

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|
============ =======================================================================================================

    3.       SEC USE ONLY

============ =======================================================================================================

    4.       SOURCE OF FUNDS
                                        PF
============ =======================================================================================================

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                               |_|
============ =======================================================================================================

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES
========================= ======= ==================================================================================

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            301,097 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================

                            8.    SHARED VOTING POWER

                                           301,097 (1)
                          ======= ==================================================================================

                            9.    SOLE DISPOSITIVE POWER

                                           301,097 (1)
                          ======= ==================================================================================

                           10.    SHARED DISPOSITIVE POWER

                                           301,097 (1)
============ =======================================================================================================

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        301,097 (1)
============ =======================================================================================================

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               |-|
============ =======================================================================================================

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          3.36%
============ =======================================================================================================

    14.      TYPE OF REPORTING PERSON


                                        IN (2)
============ =======================================================================================================


(1) Includes 89,602 Units of Partnership Interest in Keystone Operating Partnership, L.P.

(2) Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., formerly the general partner of Hudson Bay Partners II, L.P., which was dissolved on December 29, 1999, and as a result of such affiliation, could have been deemed to have shared voting and dispositive power over the Shares which were previously owned by Hudson Bay Partners II, L.P.; however, Mr. Lesser expressly disclaimed beneficial ownership of any Common Shares not directly owned by him.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D (the "Initial Statement) which was filed with the Commission on December 22, 1997 by Hudson Bay Partners II, L.P. ("Hudson Bay" or the "Reporting Person"). This Amendment is being filed to report information regarding the changes in beneficial ownership of the common shares that occurred as a result of the dissolution of Hudson Bay. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.

     The following Items of the Initial Statement are hereby amended and supplemented as set forth below:

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to Common Shares, par value $0.001 per share (the "Common Shares") of Keystone Property Trust, a Maryland Real Estate Investment Trust (the "Issuer"). The Issuer's principal executive offices are located at 200 Four Falls Corporate Center, Suite 208, West Conshohocken, PA 19428.

ITEM 4. PURPOSE OF THE TRANSACTION.

     On December 10, 1999, Hudson Bay purchased an aggregate of 89,655 Common Shares of the Company pursuant to a public offering. The purchase price for these Shares was $1,300,000, representing a purchase price per share of $14.50, all of which was paid in cash.

     On December 29, 1999, Hudson Bay purchased an additional 6,620 Common Shares and David Lesser purchased 47,317 Common Shares of the Company under the Company's existing shelf registration statement (Registration No. 333-58971). The aggregate purchase price for Hudson Bay's purchase was $96,000, representing a purchase price per share of $14.50. The aggregate purchase price for David Lesser's purchase was $686,097, representing a purchase price per share of $14.50. The Hudson Bay purchase and the David Lesser purchase was paid in cash.

     Subsequently on December 29, 1999, Hudson Bay dissolved its partnership and distributed in-kind to its partners its assets, which consisted of Common Shares of the Company and units ("OP Units") of limited partner interest in the Company's operating partnership, Keystone Operating Partnership, L.P. The OP Units may be converted, upon request of the holder of such OP Units, into Common Shares of the Company based upon a one for one conversion ratio. The Company, however, reserves the right to pay cash in lieu of issuing Shares for the OP Units.

     Hudson Bay distributed its assets to its partners as follows: Hudson Bay Partners, Inc. 797 Shares; Crescent Real Estate Equities Limited Partnership 1,286,912 Shares; Pond's Edge Associates, LLC 75,700 Shares; Robert F. Savage 37,633 Shares; and David Lesser 149,778 Shares.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As discussed, Hudson Bay dissolved its partnership and accordingly distributed its assets to its partners. Its former general partner, Hudson Bay Partners, Inc. owns 1,049 Common Shares of the Company.

     Mr. Lesser is the record and beneficial owner of 301,097 Common Shares of the Company, constituting approximately 3.36% of the outstanding Common Stock of the Issuer, and has sole voting and dispositive power with respect to such shares. Mr. Lesser expressly disclaims beneficial ownership of any Common Shares not directly owned by him.

     (c) As discussed above in Item 4, David Lesser purchased 47,317 Common Shares of the Company on December 29, 1999.

     (d)-(e) Not applicable.

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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2000

                                             HUDSON BAY PARTNERS II, L.P.

                                             By: Hudson Bay Partners, Inc.,
                                              General Partner



                                             By: /s/ David H. Lesser
                                                ---------------------------
                                                      David H. Lesser
                                                      President



                                             By: /s/ David H. Lesser
                                                ---------------------------
                                                 David H. Lesser, individually